Exhibit 21

BJ’S RESTAURANTS, INC.

List of Significant Subsidiaries

Chicago Pizza Northwest, Inc., an Oregon corporation

Chicago Pizza & Brewery, LP, a Texas limited partnership

Chicago America Holding, LLC, a Nevada limited liability company

Chicago Pizza Management, LLC, a Nevada limited liability company

Chicago Pizza Restaurant Holding, Inc., a Texas corporation

Chicago Pizza Hospitality Holding, Inc., a Texas corporation